UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
ION MEDIA NETWORKS, INC.
(Name of Applicant)
601 Clearwater Park Road
West Palm Beach, FL 33401
(561) 659-4122
(Address of Principal Executive Offices)
SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount

11% Series A Mandatorily Convertible Senior Subordinated Notes due 2013	$465.3 million
Approximate date of proposed public offering: As soon as practicable after the effective date of this
Application for Qualification.
Name and address of agent for service:
Adam K. Weinstein, Esq.
Senior Vice President, Secretary and Chief Legal Officer
ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122
With a copy to:
David L. Perry, Jr., Esq.
Holland & Knight LLP
222 Lakeview Avenue, Suite 1000
West Palm Beach, Florida 33401
Phone: (561) 833-2000
     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL
1. General Information.
(a) ION Media Networks, Inc. (the “Company”) is a corporation.
(b) The Company was organized under the laws of the State of Delaware.
2. Securities Act Exemption Applicable.
     Upon the terms set forth in an Offer to Exchange dated June 8, 2007 (the “Offer to Exchange”), the Company is offering to exchange (the “Exchange Offer”) any and all of its outstanding 13 1/4% Cumulative Junior Exchangeable Preferred Stock (currently accruing dividends at the rate of 14 1/4%) (the “14 1/4% Preferred Stock”) and any and all of its 9 3/4% Series A Convertible Preferred Stock (the “9 3/4% Preferred Stock,” and together with the 14 1/4% Preferred Stock, the “Old Stock”) for its newly issued 11% Series A Mandatorily Convertible Senior Subordinated Notes (the “New Notes”) and, depending on the participation level in the Exchange Offer, either its newly issued 12% Series A-1 Mandatorily Convertible Preferred Stock (the “Series A-1 Convertible Preferred Stock”) or its newly issued 12% Series B Mandatorily Convertible Preferred Stock (the “12% Series B Convertible Preferred Stock,” and together with the Series A-1 Convertible Preferred Stock, the “New Stock”), as applicable. If the Exchange Offer is completed, then the New Notes will be governed by the new indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T-3.
     No tenders of the Old Stock will be accepted before the effective date of this Application.
     As the New Notes and the New Stock are proposed to be offered for exchange by the Company with its existing stockholders exclusively and solely for the Old Stock of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for (i) the customary payments to be made in respect of preparation, printing, and mailing of the Offer to Exchange and related documents, (ii) the engagements of American Stock Transfer & Trust Company, as exchange agent for the Exchange Offer and D.F. King & Co., as information agent for the Exchange Offer and (iii) payments of the fees and expenses of the Company’s financial and legal advisors. Neither the exchange agent nor the information agent will solicit exchanges in connection with the Exchange Offer or make recommendations as to acceptance or rejection of the Exchange Offer; nor will the Company’s financial advisors do so. The compensation payable to the agents and advisors is not conditioned on the Exchange Offer. No holder of the Old Stock has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.
AFFILIATIONS
3. Affiliates.
     For purposes of this Application only, the directors and officers of the Company named in response to Item 4 hereof and the principal owners of the Company’s voting securities named in response to Item 5 hereof may be deemed affiliates of the Company by virtue of the positions held by such persons in relation to the Company.
     The following is a list of all wholly-owned direct and indirect subsidiaries of the Company, all of which are considered affiliate companies, as of the date of this Application:

	Percentage of	Jurisdiction of
	Voting Securities	Incorporation/
Name	Held by the Company	Organization
America 51, L.P.	100%	Delaware
Bud Hits, Inc.	100%	Florida

	Percentage of	Jurisdiction of
	Voting Securities	Incorporation/
Name	Held by the Company	Organization
Bud Songs, Inc.	100%	Florida
Clearlake Productions, Inc. (dba Paxson Entertainment)	100%	Florida
Ocean State Television, LLC (f/k/a Offshore Television Company, LLC)	100%	Delaware
PAX Hits Publishing, Inc. (f/k/a PAX Tunes, Inc.)	100%	Florida
PAX Internet, Inc. (f/k/a — Excel Marketing Enterprises, Inc.)	100%	Florida
PAX Net Television Productions, Inc.	100%	Florida
PAX Net, Inc.	100%	Delaware
Paxson Akron License, Inc.	100%	Florida
Paxson Albany License, Inc.	100%	Florida
Paxson Albuquerque License, Inc.	100%	Florida
Paxson Atlanta License, Inc.	100%	Florida
Paxson Battle Creek License, Inc. (f/k/a DP Media License of Battle Creek, Inc.)	100%	Florida
Paxson Boston-68 License, Inc.	100%	Florida
Paxson Buffalo License, Inc.	100%	Florida
Paxson Charleston License, Inc.	100%	Florida
Paxson Chicago License, Inc.	100%	Florida
Paxson Communications License Company, LLC	100%	Delaware
Paxson Communications LPTV, Inc.	100%	Florida
Paxson Communications Management Company, Inc.	100%	Florida
Paxson Communications of Akron-23, Inc.	100%	Florida
Paxson Communications of Albany-55, Inc.	100%	Florida
Paxson Communications of Albuquerque-14, Inc.	100%	Florida
Paxson Communications of Atlanta-14, Inc.	100%	Florida
Paxson Communications of Battle Creek-43, Inc. (f/k/a DP Media of Battle Creek, Inc.)	100%	Florida
Paxson Communications of Birmingham-44, Inc.	100%	Florida
Paxson Communications of Boston-46, Inc.	100%	Florida
Paxson Communications of Boston-68, Inc.	100%	Florida
Paxson Communications of Buffalo-51, Inc.	100%	Florida
Paxson Communications of Cedar Rapids-48, Inc.	100%	Florida
Paxson Communications of Charleston-29, Inc.	100%	Florida
Paxson Communications of Chicago-38, Inc.	100%	Florida
Paxson Communications of Dallas-68, Inc.	100%	Florida
Paxson Communications of Denver-59, Inc.	100%	Florida
Paxson Communications of Des Moines-39, Inc.	100%	Florida
Paxson Communications of Detroit-31, Inc.	100%	Florida
Paxson Communications of Fayetteville-62, Inc.	100%	Florida
Paxson Communications of Fresno-61, Inc.	100%	Florida
Paxson Communications of Greensboro-16, Inc.	100%	Florida
Paxson Communications of Greenville-38, Inc.	100%	Florida
Paxson Communications of Hartford-26, Inc. (f/k/a CAP Communications of New London, Inc.)	100%	Florida
Paxson Communications of Honolulu-66, Inc. (f/k/a — Paxson Communications of Hawaii-66, Inc.)	100%	Florida
Paxson Communications of Houston-49, Inc.	100%	Florida
Paxson Communications of Indianapolis-63, Inc. (f/k/a RDP Communications of Indianapolis, Inc.)	100%	Florida
Paxson Communications of Jacksonville-21, Inc.	100%	Florida
Paxson Communications of Jacksonville-35, Inc.	100%	Florida
Paxson Communications of Kansas City-50, Inc.	100%	Florida

	Percentage of	Jurisdiction of
	Voting Securities	Incorporation/
Name	Held by the Company	Organization
Paxson Communications of Knoxville-54, Inc.	100%	Florida
Paxson Communications of Lexington-67, Inc.	100%	Florida
Paxson Communications of Los Angeles-30, Inc.	100%	Florida
Paxson Communications of Louisville-21, Inc.	100%	Florida
Paxson Communications of Memphis-50, Inc.	100%	Florida
Paxson Communications of Miami-35, Inc.	100%	Florida
Paxson Communications of Milwaukee-55, Inc. (f/k/a DP Media of Milwaukee, Inc.)	100%	Florida
Paxson Communications of Minneapolis-41, Inc.	100%	Florida
Paxson Communications of Mobile-61, Inc.	100%	Florida
Paxson Communications of Nashville-28, Inc. (formerly — Paxson Communications of Cookeville-28)	100%	Florida
Paxson Communications of New Orleans-49, Inc.	100%	Florida
Paxson Communications of New York-31, Inc.	100%	Florida
Paxson Communications of Norfolk-49, Inc.	100%	Florida
Paxson Communications of Oklahoma City-62, Inc.	100%	Florida
Paxson Communications of Orlando-56, Inc.	100%	Florida
Paxson Communications of Philadelphia-61, Inc.	100%	Florida
Paxson Communications of Phoenix-13, Inc.	100%	Florida
Paxson Communications of Phoenix-51, Inc.	100%	Florida
Paxson Communications of Portland-22, Inc.	100%	Florida
Paxson Communications of Portland-23, Inc.	100%	Florida
Paxson Communications of Providence-69, Inc.	100%	Florida
Paxson Communications of Raleigh-47, Inc. (f/k/a DP Media of Raleigh Durham, Inc.)	100%	Florida
Paxson Communications of Roanoke-38, Inc.	100%	Florida
Paxson Communications of Sacramento-29, Inc.	100%	Florida
Paxson Communications of Salt Lake City-30, Inc.	100%	Florida
Paxson Communications of San Antonio-26, Inc.	100%	Florida
Paxson Communications of San Jose-65, Inc.	100%	Florida
Paxson Communications of Scranton-64, Inc.	100%	Florida
Paxson Communications of Seattle-33, Inc.	100%	Florida
Paxson Communications of Shreveport-21, Inc.	100%	Florida
Paxson Communications of Spokane-34, Inc.	100%	Florida
Paxson Communications of St. Croix-15, Inc.	100%	Florida
Paxson Communications of St. Louis-13, Inc. (f/k/a DP Media of St. Louis, Inc.)	100%	Florida
Paxson Communications of Syracuse-56, Inc.	100%	Florida
Paxson Communications of Tampa-66, Inc.	100%	Florida
Paxson Communications of Tucson-46, Inc.	100%	Florida
Paxson Communications of Tulsa-44, Inc.	100%	Florida
Paxson Communications of Washington-60, Inc. (f/k/a DP Media of Martinsburg, Inc.)	100%	Florida
Paxson Communications of Washington-66, Inc.	100%	Florida
Paxson Communications of Wausau-46, Inc.	100%	Florida
Paxson Communications of West Palm Beach-67, Inc.	100%	Florida
Paxson Communications Television, Inc.	100%	Florida
Paxson Dallas License, Inc.	100%	Florida
Paxson Denver License, Inc.	100%	Florida
Paxson Des Moines License, Inc.	100%	Florida
Paxson Fresno License, Inc.	100%	Florida
Paxson Greensboro License, Inc.	100%	Florida

	Percentage of	Jurisdiction of
	Voting Securities	Incorporation/
Name	Held by the Company	Organization
Paxson Greenville License, Inc.	100%	Florida
Paxson Hartford Holdings, Inc. (f/k/a CAP Communications, Inc.)	100%	Florida
Paxson Hartford License, Inc. (f/k/a CAP Communications License of New London, Inc.)	100%	Florida
Paxson Hawaii License, Inc.	100%	Florida
Paxson Holdings, Inc. (f/k/a DP Media, Inc.)	100%	Florida
Paxson Houston License, Inc.	100%	Florida
Paxson Indianapolis Holdings, Inc. (f/k/a RDP Communications, Inc.)	100%	Florida
Paxson Indianapolis License, Inc. (f/k/a RDP Communications License of Indianapolis, Inc.)	100%	Florida
Paxson Jacksonville License, Inc.	100%	Florida
Paxson Jax License, Inc.	100%	Florida
Paxson Kansas City License, Inc.	100%	Florida
Paxson Knoxville License, Inc.	100%	Florida
Paxson Lexington License, Inc.	100%	Florida
Paxson Los Angeles License, Inc.	100%	Florida
Paxson Merchandising & Licensing, Inc.	100%	Florida
Paxson Milwaukee License, Inc. (f/k/a DP Media License of Milwaukee, Inc.)	100%	Florida
Paxson Minneapolis License, Inc.	100%	Florida
Paxson Mobile License, Inc.	100%	Florida
Paxson Norwell Holdings, Inc. (f/k/a DP Media of Boston, Inc.)	100%	Florida
Paxson Norwell Interest, Inc. (f/k/a Channel 66 of Tampa, Inc.)	100%	Florida
Paxson Norwell Intermediary, Inc. (f/k/a DP Media License of Boston, Inc.)	100%	Florida
Paxson Oklahoma City License, Inc.	100%	Florida
Paxson Orlando License, Inc.	100%	Florida
Paxson Philadelphia License, Inc.	100%	Florida
Paxson Phoenix License, Inc.	100%	Florida
Paxson Portland License, Inc.	100%	Florida
ION Media Entertainment, Inc.	100%	Florida
Paxson Raleigh License, Inc. (f/k/a DP Media License of Raleigh Durham, Inc.)	100%	Florida
Paxson Sacramento License, Inc.	100%	Florida
Paxson Salem License, Inc.	100%	Florida
Paxson Salt Lake City License, Inc.	100%	Florida
Paxson San Antonio License, Inc.	100%	Florida
Paxson San Jose License, Inc.	100%	Florida
Paxson Scranton License, Inc.	100%	Florida
Paxson Shreveport License, Inc.	100%	Florida
Paxson Spokane License, Inc.	100%	Florida
Paxson Sports of Miami, Inc.	100%	Florida
Paxson St. Croix License, Inc.	100%	Florida
Paxson Syracuse License, Inc.	100%	Florida
Paxson Television Productions, Inc. (f/k/a Paxson Live Link Productions, Inc.)	100%	Florida
Paxson Television, Inc.	100%	Florida
Paxson Tulsa License, Inc.	100%	Florida
Paxson Washington License, Inc.	100%	Florida
Paxson Washington-60 License, Inc. (f/k/a DP Media License of Martinsburg, Inc.)	100%	Florida
Paxson Wausau License, Inc.	100%	Florida

	Percentage of	Jurisdiction of
	Voting Securities	Incorporation/
Name	Held by the Company	Organization
Paxson West Palm Beach Holdings, Inc. (f/k/a Cocola Media Corporation of Florida (f/k/a Cocola Broadcasting Companies))	100%	Delaware
Paxson West Palm Beach License, Inc. (f/k/a Hispanic Broadcasting, Inc.)	100%	Florida
PCC Direct, Inc. (formerly Paxson Merchandising Ventures, Inc.)	100%	Florida
Travel Channel Acquisition Corporation	100%	Delaware
MANAGEMENT AND CONTROL
4. Directors and Executive Officers.
     The following table lists the names of all directors and executive officers of the Company as of the date hereof. The mailing address of each director and executive officer is: c/o ION Media Networks, Inc., 601 Clearwater Park Road, West Palm Beach, FL 33401.

Name	Office
W. Lawrence Patrick	Chairman of the Board of Directors
Frederick M. R. Smith	Director
Henry J. Brandon	Director
Raymond S. Rajewski	Director
William A. Roskin	Director
Lucille S. Salhany	Director
Eugene I. Davis	Director
Ted S. Lodge	Director
Ronald W. Wuensch	Director
Diane P. Baker	Director
R. Brandon Burgess	Director and President and Chief Executive Officer
Richard Garcia	Senior VP and Chief Financial Officer
Adam K. Weinstein	Senior VP, Secretary and Chief Legal Officer
Stephen P. Appel	President of Sales and Marketing
Emma Cordoba	Vice President, Director of Human Resources
Curtis L. Brandon	Vice President, Controller
5. Principal Owners of Voting Securities.
     The following table provides information as to each person who beneficially owns 10 percent or more of the Company’s outstanding voting securities as of June 5, 2007:

			Percentage of Class	Aggregate Voting
Name & Address (1)	Title of Class Owned	Amount Owned	Owned (2)	Power (3)
Class A Common Stock
NBC Universal, Inc. (4)	Class A Common Stock	198,035,000	75.04%	55.40	%(8)
Citadel Investment Group, L.L.C. (5)	Class A Common Stock	300,538,753	97.67%	95.56	%(9)
Lowell W. Paxson(6)	Class A Common Stock	23,766,701	32.02%	61.82%

Class B Common Stock
Citadel Investment Group, L.L.C. (7)	Class B Common Stock	8,311,639	100%	52.13%
Lowell W. Paxson	Class B Common Stock	8,311,639	100%	52.13%

9 3/4% Preferred Stock
Citadel Investment Group, L.L.C.	9 3/4% Preferred Stock	262.33603	1.57%	00.10%

(1)	The address of each person in this table is c/o ION Media Networks, Inc., 601 Clearwater Park Road, West Palm Beach, Florida 33401-6233.

(2)	Computed in accordance with Rule 13d-3(d)(1). Assumes 65,893,265 shares outstanding of Class A Common Stock, 8,311,639 shares outstanding of Class B Common Stock (which are convertible into Class A Common Stock) and 16,695.9798 shares outstanding of 9 3/4% Preferred Stock (which are convertible into 625 shares of Class A Common Stock per share).

(3)	Each share of Class A Common Stock is entitled to one vote, each share of Class B Common Stock is entitled to 10 votes, and each share of 9 3/4% Preferred Stock is entitled to 625 votes. The outstanding shares for purposes of calculating the aggregate voting power includes 65,893,265 shares outstanding of Class A Common Stock, 8,311,639 shares outstanding of Class B Common Stock (which are convertible into Class A Common Stock) and 16,695.9798 shares outstanding of 9 3/4% Preferred Stock (which are convertible into shares of Class A Common Stock per share).

(4)	Based on the information in Amendment No. 10 to the Schedule 13D filed with the SEC on May 8, 2007 by NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc., NBC Universal, Inc., National Broadcasting Company Holding, Inc. and General Electric Company. According to the Schedule 13D, the number represents 198,035,000 shares of Class A Common Stock issuable upon conversion of 39,607 shares of 11% Series B Preferred Stock held by NBC Palm Beach Investment I, Inc.

(5)	Based on the information in an amendment to Schedule 13D filed with the SEC on June 5, 2007 (the “Schedule 13D”) as part of a group along with CIG Media LLC, Citadel Limited Partnership, Kenneth Griffin, Citadel Wellington LLC (“Wellington”), and Citadel Kensington Global Strategies Fund Ltd. (“Kensington”). According to the Schedule 13D, the number includes (i) 15,455,062 shares of Class A Common Stock that will be beneficially owned upon the Call Closing (as defined in the Offer To Exchange, which is incorporated herein by reference as Exhibit T3E(a)), (ii) 8,311,639 shares of Class B Common Stock (which is convertible into Class A Common Stock) that will be beneficially owned upon the Call Closing, (iii) 163,960 shares of Class A Common Stock that would be issued to CIG Media LLC upon conversion of 262.33603 shares of the 9 3/4% Preferred Stock beneficially owned; (iv) 133,333,333 shares of Class A Common Stock that would be issued to CIG Media LLC upon conversion of $100 million of Series B Notes beneficially owned; and (v) 100,000,000 shares of Class A Common Stock that would be issued to CIG Media LLC upon exercise of a warrant. According to the Schedule 13D, Wellington and Kensington expressly disclaim beneficial ownership of such shares.

(6)	Includes 8,311,639 shares of Class B Common Stock which are convertible into Class A Common Stock.

(7)	Includes 8,311,639 shares of Class B Common Stock (which is convertible into Class A Common Stock) that will be beneficially owned upon the Call Closing (as defined in the Offer To Exchange, which is incorporated herein by reference as Exhibit T3E(a)).

(8)	The outstanding shares for purposes of calculating the aggregate voting power also includes 198,035,000 shares of Class A Common Stock issuable upon conversion of 39,607 shares of 11% Series B Preferred Stock held by NBC Palm Beach Investment I, Inc.

(9)	The outstanding shares for purposes of calculating the aggregate voting power also includes 133,333,333 shares of Class A Common Stock that would be issued to CIG Media LLC upon conversion of $100 million of Series B Notes beneficially owned and 100,000,000 shares of Class A Common Stock that would be issued to CIG Media LLC upon exercise of a warrant.

UNDERWRITERS
6. Underwriters.
     Not applicable.
CAPITAL SECURITIES
7. Capitalization.
(a)	The following table sets forth information with respect to each authorized class of securities of the Company as of June 1, 2007.

Title of Class	Amount Authorized	Amount Outstanding
Floating Rate First Priority Senior Secured Notes due 2012	$400,000,000	$400,000,000
Floating Rate Second Priority Senior Secured Notes due 2013	$405,000,000	$405,000,000
11% Series B Mandatorily Convertible Senior Subordinated Notes due 2013	$100,000,000	$100,000,000
Class A Common Stock, par value $.001 per share	505,000,000 shares	65,892,265 shares
Class B Common Stock, par value $.001 per share	35,000,000 shares	8,311,639 shares
Class C Common Stock, par value $.001 per share	317,000,000 shares	0
13 1/4% Cumulative Junior Exchangeable Preferred Stock	72,000 shares	56,931.4905 shares
9 3/4% Series A Convertible Preferred Stock	17,500 shares	16,695.9798 shares
12% Series A-1 Mandatorily Convertible Preferred Stock, par value $.001 per share	8,500 shares	0
8% Series A-2 Non-Convertible Preferred Stock, par value $.001 per share	11,000 shares	0
12% Series A-3 Mandatorily Convertible Preferred Stock, par value $.001 per share	11,000 shares	0
11% Series B Preferred Stock, par value $.001 per share	60,607 shares	39,607 shares
12% Series B Mandatorily Convertible Preferred Stock, par value $.001 per share	3,000 shares	0
8% Series C Non-Convertible Preferred Stock, par value $.001 per share	6,000 shares	0
8% Series C Mandatorily Convertible Preferred Stock, par value $.001 per share	11,000 shares	0
8% Series D Mandatorily Convertible Preferred Stock, par value $.001 per share	39,000 shares	0
Series E-1 Mandatorily Convertible Preferred Stock, par value $.001 per share	4,500 shares	0
Series E-2 Mandatorily Convertible Preferred Stock, par value $.001 per share	21,000 shares	0
8% Series F Non-Convertible Preferred Stock, par value $.001 per share	22,000 shares	21,000 shares
(b)	Holders of shares of Class A Common Stock and Class B Common Stock will vote as a single class on all matters submitted to a vote of our stockholders. Except as otherwise provided by law, each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Holders of Class C Common Stock have no voting rights, except as may be provided by law or as provided in limited circumstances in our certificate of incorporation. The holders of the 14 1/4% Preferred Stock are not entitled to voting rights, except as otherwise required by law and in certain circumstances. However, as a result of the Company’s failure to make a mandatory redemption, holders of a majority of the outstanding shares of the 14 1/4% Preferred Stock, voting separately as one class, may elect the lesser of two directors or that number of directors constituting at least 25% of our board of directors. Holders of the 9 3/4% Preferred Stock have voting rights (voting as a class with the Class A Common Stock) on all matters equivalent to one vote for each share of Class A Common Stock into which their 9 3/4% Preferred Stock is convertible. In addition, because of the Company’s failure to make a mandatory redemption, holders of a majority of the outstanding shares of the 9 3/4% Preferred Stock, voting separately as one class, are entitled to elect the lesser of two directors or that number of directors constituting at least 25% of our board of directors. Generally, the holders of the Series A-1, Series A-2, Series A-3, 11% Series B, 12% Series B, Series C Non-Convertible, Series C Convertible, Series D, Series E-1, Series E-2, and Series F Preferred Stock will not be entitled to voting rights, except as required under the General Corporation Law of Delaware and as expressly provided in our certificate of incorporation.
INDENTURE SECURITIES
8. Analysis of Indenture Provisions.
     The New Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.
(a) Events of Default; Withholding of Notice.
     Each of the following constitutes an “Event of Default” under the Indenture:
(1)	The Company defaults in the payment of any interest on the New Notes for 30 days;

(2)	The Company defaults in the payment of any principal of or premium, if any, on, the New Notes, whether on the Final Maturity Date or any earlier date of redemption or repurchase or otherwise;

(3)	The Company defaults in the performance, or breach, of any other covenant or warranty contained in the New Notes or the Indenture that continues for 60 days after written notice as provided to the Company by the Trustee or 25% of the holders of the New Notes; provided, however, that if such default pertains to the failure to deliver copies of annual reports and the information, documents and other reports after the Company is required to file them with the SEC, such default must have been continued for 90 days after written notice is provided to the Company by the Trustee or the holders of not less than 25% in principal amount of the outstanding New Notes;

(4)	The Company or any Subsidiary defaults under any Debt that results in acceleration of the maturity of such Debt, or failure to pay any such Debt at maturity, in an aggregate amount of Debt greater than $10,000,000 or its foreign currency equivalent at the time;

(5)	One or more final judgments, orders or decrees of any court or regulatory or administrative agency for the payment of money in excess of $10,000,000, either individually or in the aggregate (exclusive of any portion of any such payment covered by insurance, if and to the extent the insurer has acknowledged in writing its liability therefor), shall be rendered against the Company or any Significant Subsidiary or any of their respective properties and shall not be discharged or fully bonded and either (a) any creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect;

(6)	Certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary, whether through (i) the entry of such events by a court of proper jurisdiction or (ii) the commencement of such events by the Company or any Significant Subsidiary itself.

     If an Event of Default, other than an Event of Default described in clause 6 above, occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding New Notes may declare the principal amount of the New Notes and accrued and unpaid interest, if any, immediately due and payable. However, after such an acceleration, but before a judgment or decree based on the acceleration, the holders of a majority in aggregate principal amount of the outstanding New Notes may rescind and annul the acceleration, under certain circumstances, including if all Events of Default, other than the non-payment of principal of the New Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. If an Event of Default described in clause (6) above occurs, the principal amount of the New Notes and accrued and unpaid interest, if any, will automatically become immediately due and payable.
     If a Default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee must mail to each holder notice of the uncured Default or Event of Default within 90 days after the occurrence of such Default or Event of Default, unless such Default or Event of Default shall have been cured or waived. However, the Trustee may withhold the notice if and so long as a trust committee of certain responsible officers of the Trustee determines that withholding notice is in the interests of holders, except in the case of a Default or an Event of Default in payment of the principal of, premium, if any, or interest on any New Notes or the Company’s failure to convert the New Notes when obligated to convert them.
     Subject to the Trustee’s duties in the case of an Event of Default, the Trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities which might be incurred by the Trustee in compliance with such request. Subject to the Indenture, applicable law and the Trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the New Notes.
     No holder will have any right to institute any proceeding under the Indenture, or for any other remedy under the Indenture (except for actions for payment of overdue principal, premium, if any, or interest or for the conversion of the New Notes) unless:
(1)	the holder has previously given the Trustee written notice of a continuing Event of Default;

(2)	the holders of at least 25% in aggregate principal amount of the New Notes then outstanding have made a written request and have offered reasonable indemnity to the Trustee to institute such proceeding as Trustee; and

(3)	the Trustee has failed to institute such proceeding within 60 days after such notice, request and offer of indemnity, and has not received from the holders of a majority in aggregate principal amount of the New Notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer of indemnity.
(b) Authentication and Delivery of New Notes; Use of Proceeds.
     The New Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its President, one of its Vice Presidents, its Chief Operating Officer, its Chief Financial Officer, its Chief Accounting Officer, its Controller, its Treasurer, its Assistant Treasurer, its Secretary, or one of its Assistant Secretaries.
     If an officer whose signature is on a New Note no longer holds that office at the time the New Note is authenticated, the New Note shall nevertheless be valid.
     The New Notes will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Notes. The signature will be conclusive evidence that the New Notes have been authenticated under the Indenture.

     The Trustee will authenticate and make available for delivery New Notes for original issue, upon receipt of a written order or orders of the Company signed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its President, one of its Vice Presidents, its Chief Operating Officer, its Chief Financial Officer, its Chief Accounting Officer, its Controller, its Treasurer, its Assistant Treasurer, its Secretary, or one of its Assistant Secretaries. Such order of the Company must specify the amount of New Notes to be authenticated, that the New Notes will be represented by a Restricted Global Security and the date on which the original issue of New Notes is to be authenticated.
     The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent reasonably acceptable to the Company. The authenticating agent may authenticate the New Notes whenever the Trustee may do so. An authenticating agent has the same rights as an agent to deal with the Company or an affiliate of the Company.
     The New Notes shall be issuable only in registered form without coupons, rounded to the nearest whole dollar amount.
     The Company will not receive any proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Stock.
(c) Release and Substitution of Property Subject to the Lien of the Indenture.
     The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.
(d) Satisfaction and Discharge of the Indenture.
     The Company may discharge its obligations under the Indenture while New Notes remain outstanding if (i) either (a) all delivered and authenticated New Notes (other than those which have been destroyed, lost or stolen or those for whose payment money has been deposited in trust and thereafter repaid to the Company in accordance with the Indenture) have been delivered to the Trustee for cancellation or (b) all outstanding New Notes have become due and payable, whether at the Final Maturity or upon conversion or otherwise, (ii) the Company has deposited with the Trustee in immediately available funds in trust and/or Conversion Shares an amount sufficient to pay and discharge all outstanding New Notes for principal and interest to the date of such deposit or conversion date, as the case may be, (iii) the Company has paid or caused to be paid all other sums payable by the Company under the Indenture and (iv) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent for discharge of the Indenture have been complied with.
(e) Evidence of Compliance with Conditions and Covenants
     The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, an officers’ certificate, signed by one of the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Chief Operating Officer, the Chief Financial Officer or the Chief Accounting Officer of the Company, stating the signer’s knowledge after due inquiry of the Company’s compliance with all terms, conditions and covenants on its part contained in the Indenture and stating whether or not the signer knows of any Default or Event of Default. If such signer knows of such a Default or Event of Default, the officers’ certificate must describe the Default or Event of Default and the efforts to remedy the same.
     The Company must deliver to the Trustee, within 5 business days after it becomes aware of the occurrence thereof, written notice of any Default or Event of Default.
9. Other Obligors.
     Not applicable.

CONTENTS OF APPLICATION FOR QUALIFICATION
This application for qualification comprises —
(a) Pages numbered 1 to 11, consecutively.
(b) The statement of eligibility and qualification on Form T-1 of The Bank of New York Trust Company, N.A., as Trustee under the Indenture to be qualified.
(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.

Exhibit T3A	Certificate of Incorporation of ION Media Networks, Inc., as amended (incorporated by reference from Exhibit 3.1.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

Exhibit T3B	Amended and Restated Bylaws of the Company (effective November 1, 2006) (incorporated by reference from Exhibit 3.2 to the Company’s Current Report on Form 8-K filed November 7, 2006).

Exhibit T3C*	Indenture to be entered into between the Company and The Bank of New York Trust Company, N.A.

Exhibit T3D	Not Applicable.

Exhibit T3E(a)	Offer to Exchange dated June 8, 2007 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed on June 8, 2007).

Exhibit T3E(b)	Letter of Transmittal and Consent for use by holders of the 14 1/4% Preferred Stock (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed on June 8, 2007).

Exhibit T3E(c)	Letter of Transmittal and Consent for use by holders of the 9 3/4% Preferred Stock (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed on June 8, 2007).

Exhibit T3E(d)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed on June 8, 2007).

Exhibit T3E(e)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed on June 8, 2007).

Exhibit T3E(f)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed on June 8, 2007).

Exhibit T3E(g)	Press Release, issued June 8, 2007 (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed on June 8, 2007).

Exhibit T3F**	Cross reference sheet showing the location in the Indenture of the provisions therein pursuant to sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

**	Filed as part of Exhibit T3C.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, ION Media Networks, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of West Palm Beach, and State of Florida, on the 8th day of June, 2007.
(SEAL)

By:	/s/ R. Brandon Burgess
	Name:	R. Brandon Burgess
	Title:	President and Chief Executive Officer

By:	/s/ Richard Garcia
	Name:	Richard Garcia
	Title:	Senior Vice President and Chief Financial Officer

Attested:	/s/ William L. Watson
	Name:	William L. Watson
	Title:	Vice President and Assistant Secretary